

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 1, 2007

<u>Via Facsimile</u>

Stamatios N. Tsantanis
Chief Financial Officer
Top Tankers Inc.
1 Vassilissis Sofias and Meg.
Alexandrou Street, 15124
Maroussi, Greece

      RE: Top Tankers Inc.
              Form 20-F for the Year Ended December 31, 2006
              File Number: 000-50859

Dear Mr. Tsantanis:

      We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

                Sincerely,

                Michael Fay
                Accounting Branch Chief

cc: Gary J. Wolfe, Seward & Kissel LLP